EX-99.B-77D(a)

SUB-ITEM 77D(a): The type of securities (e.g. bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security.

IVY FUNDS

Supplement dated May 12, 2017 to the

Ivy Funds Prospectus

dated July 29, 2016

as supplemented September 30, 2016, October 13, 2016, December 29, 2016, January 12, 2017, January 25, 2017, February 22, 2017, March 2, 2017 and April 7, 2017

Effective May 15, 2017, the first sentence of the first paragraph of the “Principal Investment Strategies” section on page 124 is revised as follows:

Ivy Managed International Opportunities Fund is a “fund-of-funds” that seeks to achieve its objective by providing investors a diversified portfolio of international stocks, as well as a modest amount of bonds, by investing primarily in Class N shares of certain Ivy Funds global/international mutual funds, as identified below.

Effective May 15, 2017, the first sentence of the second paragraph of the “Additional Information about Principal Investment Strategies, Other Investments and Risks — Ivy Managed International Opportunities Fund” section on page 200 is revised as follows:

The Fund seeks to provide investors a diversified portfolio of international stocks, as well as a modest amount of bonds, by investing primarily in Class N shares of certain Ivy Funds global/international mutual funds, as identified below.